SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 0)*


                         Schnitzer Steel Industries Inc
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    806882106
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                                 (CUSIP Number)


                                 31 October 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

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1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                                Page 1 of 6 Pages

CUSIP No. 806882106               Schedule 13G                 Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     M&G Investment Management Limited
     No I.R.S Identification Number
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom, England
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        750,382
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,150,382
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,150,382
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.12%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

CUSIP No. 806882106               Schedule 13G                 Page 3 of 5 Pages

Item 1(a).   Name of Issuer:

                  Schnitzer Steel Industries Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  3200 Northwest Yeon Avenue, PO Box 10047, Portland, OR 97296, United States

Item 2(a).   Name of Person Filing:

                  M&G Investment Management Limited (MAGIM)

Item 2(b).   Address of Principal Business Office or, if None,
             Residence:

                  Governor's House, Laurence Pountney Hill, London, EC4R 0HH

Item 2(c).   Citizenship:

                  United Kingdom, England

Item 2(d).   Title of Class of Securities:

                  Common Stock

Item 2(e).   CUSIP Number:

                  806882106

Item 3.           Type of Person:

                  (e) MAGIM is an investment advisor in accordance with s.240.13d-1(b)(1)(ii)(E)

                  Some of the securities covered by this report are owned legally by Vanguard precious Metals and Mining Fund, MAGIM's investment advisory client. MAGIM has sole investment power and no voting power in these securities.

Item 4.      Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount Beneficially Owned: M&G, in its capacity as investment manager, may be deemed to beneficially own 2,150,382 shares of the Issuer.

            (b)   Percent of Class: 10.12%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote 0

                  (ii)  shared power to vote or to direct the vote 750,382

                  (iii) sole power to dispose or to direct the disposition of 0

                  (iv) shared power to dispose or to direct the disposition of 2,150,382

CUSIP No. 806882106               Schedule 13G                 Page 4 of 5 Pages

Item 5.      Ownership of Five Percent or Less of Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

                  Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another
             Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.      Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.      Notice of Dissolution of Group.

                  Not Applicable

CUSIP No. 806882106                Schedule 13G                Page 5 of 5 Pages

Item 10.     Certification.

                  (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. "

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                By:      --//Mark Thomas//-
                                         --------------------------------------
                                Name:    Mark Thomas
                                Title:   Head of Group Funds
                                Date:    November 08, 2007